EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	9/30/05
FIXED CHARGES
Interest on Long-term Debt	$96,212	$86,980	$99,839	$122,866	$116,667	$100,646
Interest on Short-term Debt	22,830	25,023	19,442	5,877	7,652	14,698
Distributions on Trust Preferred Securities	11,940	11,208	10,560	5,264	-	-
Estimated Interest Element in Lease Rentals	1,803	1,983	2,395	2,136	1,382	1,382

Fixed Charges	$132,785	$125,194	$132,236	$136,143	$125,701	$116,726

EARNINGS
Net Income Before Extraordinary Item and Cumulative Effect of Accounting Change	$189,567	$182,278	$275,941	$217,547	$294,656	$292,562
Plus Federal Income Taxes	80,797	172,722	30,102	90,868	113,463	68,208
Plus State Income Taxes	3,532	14,849	3,616	118	9,840	809
Plus Provision for Deferred Income Taxes	16,263	(72,568)	113,655	19,393	16,492	74,176
Plus Deferred Investment Tax Credits	(5,207)	(5,207)	(5,207)	(5,207)	(4,736)	(3,266)
Plus Fixed Charges (as above)	132,785	125,194	132,236	136,143	125,701	116,726

Total Earnings	$417,737	$417,268	$550,343	$458,862	$555,416	$549,215

Ratio of Earnings to Fixed Charges	3.14	3.33	4.16	3.37	4.41	4.70

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.

Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on  a prospective basis.  This reclassification had no effect on this ratio.